UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 September, 2008 it purchased for cancellation 480,000 "B" Shares at a price of 1580.20 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,710,049,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 September, 2008 it purchased for cancellation 550,000 "B" Shares at a price of 1569.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,709,499,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 September, 2008 it purchased for cancellation 460,000 "B" Shares at a price of 1567.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,709,039,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 September, 2008 it purchased for cancellation 460,000 "B" Shares at a price of 1633.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,708,579,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 September, 2008 it purchased for cancellation 500,000 "B" Shares at a price of 1635.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,708,079,886.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 September, 2008 it purchased for cancellation 451,543 "B" Shares at a price of 1649.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,707,628,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 September, 2008 it purchased for cancellation 510,000 "B" Shares at a price of 1608.08 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,707,118,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 September, 2008 it purchased for cancellation 525,000 "B" Shares at a price of 1557.39 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,706,593,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 October, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 1575.65 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,705,993,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 October, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 1578.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,705,393,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 October, 2008 it purchased for cancellation 465,000 "B" Shares at a price of 1538.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,704,928,343

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 October, 2008 it purchased for cancellation 515,000 "B" Shares at a price of 1501.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,704,413,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 October, 2008 it purchased for cancellation 515,000 "B" Shares at a price of 1526.30 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,703,898,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 October, 2008 it purchased for cancellation 600,000 "B" Shares at a price of 1469.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,703,298,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 October, 2008 it purchased for cancellation 550,000 "B" Shares at a price of 1455.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,702,748,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 October, 2008 it purchased for cancellation 610,000 "B" Shares at a price of 1297.78 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,702,138,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 October, 2008 it purchased for cancellation 580,000 "B" Shares at a price of 1345.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,701,558,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 October, 2008 it purchased for cancellation 520,000 "B" Shares at a price of 1477.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,701,038,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·

Royal Dutch Shell plc announces that on 15 October, 2008 it purchased for cancellation 540,000 "B" Shares at a price of 1398.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,700,498,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 October, 2008 it purchased for cancellation 700,000 "B" Shares at a price of 1270.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,699,798,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 October, 2008 it purchased for cancellation 450,000 "B" Shares at a price of 1312.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,699,348,343.

Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 October, 2008 it purchased for cancellation 143,048 "B" Shares at a price of 1412.05 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,547,035,973 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,699,205,295.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 21 October 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary